Exhibit 99

(1) The reporting person is a wholly owned subsidiary of LVB Acquisition, Inc. (“Parent”), a Delaware corporation, which currently is a wholly owned subsidiary of LVB Acquisition Holding, LLC. LVB Acquisition Holding, LLC (“Holding”) is currently controlled by private equity funds sponsored by each of The Blackstone Group L.P., Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co. L.P. and TPG Capital, L.P. Parent, Holding and the control persons of Holding may be deemed to control the Filing Person and may be deemed to beneficially own the securities as to which this Form 3 relates. Parent, Holding and the Filing Person disclaim beneficial ownership of, or pecuniary interest in, any common shares of Biomet owned by The Goldman Sachs Group, Inc. or any of its affiliates (other than any common shares of Biomet owned directly by the Filing Person).

(2) On June 7, 2007, Parent entered into a voting agreement with Dane A. Miller, Ph.D and his wife, Mary Louise Miller. Pursuant to the voting agreement, Dr. and Mrs. Miller agreed that during the time that the voting agreement is in effect, at any meeting of Biomet shareholders, however called, and at every adjournment or postponement thereof, with respect to outstanding Biomet common shares owned beneficially or of record by Dr. and Mrs. Miller, Dr. and Mrs. Miller (individually and jointly) will: (i) appear at such meeting or otherwise cause their shares to be counted as present thereat for purposes of establishing a quorum; (ii) vote or cause to be voted their shares in favor of the merger and the approval and adoption by Biomet’s shareholders of the “plan of merger” contained in the merger agreement, dated as of December 18, 2007 (amended and restated as of June 7, 2007), by and among Biomet, Parent and the Filing Person (the “Merger Agreement”), and any action required in furtherance thereof; and (iii) vote or cause to be voted, or execute consents in respect of, their shares against any proposal, action or transaction involving Biomet or any of its shareholders that could reasonably be expected to prevent or materially impede or delay the consummation of the transactions contemplated by the Merger Agreement. Pursuant to the voting agreement, the Millers have appointed Parent as their attorney and proxy in accordance with the Indiana Business Corporation Law, with full power of substitution and resubstitution, to vote the common shares owned beneficially or of record by them (individually and jointly) as indicated in the immediately foregoing sentence. Such proxy will expire automatically and without further action by the parties upon termination of the voting agreement. The voting agreement will terminate immediately upon the earliest of: (a) the effective time of the merger; (b) the termination of the Merger Agreement; and (c) the mutual agreement of the parties to terminate the voting agreement. According to the voting agreement, as of the date of the voting agreement, Dr. and Mrs. Miller had the right to vote, individually or collectively and in the aggregate, with respect 5,723,595 common shares. Each of the Filing Person, Parent, Holding and the control persons of Holding disclaim any pecuniary interest in any of the common shares subject to the voting agreement.